SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Press Release

Eletrobras‘ brAAA/brA-1+’ ratings reaffirmed; outlook remains stable

December 20, 2023

Rating Action Summary

–        On December 19, 2023, S&P Global Ratings raised Brazil's long-term issuer credit ratings from ‘BB-‘ to ’BB‘ on the global scale. In addition, it reaffirmed the short-term ‘B’ sovereign ratings on the same scale and ‘brAAA’ on the Brazilian National Scale. On the same date, we recalibrated the mapping table for the Brazilian National Scale, which allows greater granularity of the relative credit quality of Brazilian companies.

–        In our view, Centrais Elétricas Brasileiras S.A. – Eletrobras plays a critical role in the Brazilian electricity sector as the largest integrated utility, representing about 30% of the total generation capacity and 44% of the country's transmission lines.

–        In this context, on December 20, 2023, S&P Global Ratings reaffirmed its long-term and short-term issuer credit ratings‘ brAAA/brA-1+’ on the Brazilian National Scale assigned to Eletrobras. The long-term rating outlook remains stable.

–        The stable outlook embodies our expectation that the company will continue to deleverage through high EBITDA and liability management initiatives to reduce interest expense. Thus, we project adjusted debt over EBITDA of around 5.0x and internal cash generation (FFO - funds from operations) over adjusted debt of around 10% in 2024.

Rating Action Basis

On December 19, 2023, we recalibrated the mapping table of the Brazilian National Scale due to the increase in the sovereign rating, which is the anchor and a fundamental premise in determining the mapping for the national scale. We also consider our expectation of distribution and differentiation of credit quality on the Brazilian National Scale of entities rated on this scale.

We reaffirm Eletrobras‘ ‘brAAA’ rating by assigning a holistic adjustment to the indicative rating on the Brazilian National Scale. This adjustment embodies our view of the company's essentiality to maintain the stability of the Brazilian electricity system, as it is the largest integrated concessionaire in the sector, representing about 30% of the total generation capacity and 44% of the country's transmission lines. Given the size of the company and the time it would take to replace and/or build new assets, we believe that another entity could not perform these services in the coming years and that the government would provide support if necessary, still considering its smaller influence and participation in Eletrobras after privatization.

LEAD ANALYST

Julyana Yokota

São Paulo

55 (11) 3039-9731

julyana.yokota

@spglobal.com

ADDITIONAL ANALYTICAL CONTACT

Marcelo Schwarz

São Paulo

55 (11) 3039-9782

marcelo.schwarz

@spglobal.com

RATING COMMITTEE LEADER

Candela Macchi

Buenos Aires

54 (11) 4891-2110

candela.macchi

@spglobal.com

S&P Global Ratings	December 20, 2023	1

Press Release: Eletrobras‘ brAAA/brA-1+’ ratings reaffirmed; outlook remains stable

Outlook

The stable outlook for Eletrobras' rating on the Brazilian National Scale reflects our expectation that the company will continue to deleverage through high EBITDA and liability management initiatives to reduce interest expenses. In this context, we project adjusted debt over EBITDA of approximately 5.0x and FFO over adjusted debt of approximately 10% in 2024.

Downgrade scenario

Although unlikely, in the absence of any action on the sovereign rating, a downgrade could also result from a weaker liquidity of the company.

Elevation scenario

We could raise the company's ratings on the global scale in the face of faster-than-expected deleveraging, with adjusted debt over EBITDA of 4.0x and FFO over adjusted debt above 11% in 2024. We believe the pace of deleveraging may accelerate further due to asset sales and contingency-related management.

Company Description

Eletrobras is the largest integrated electricity concessionaire in Brazil, focusing on generation (with approximately 43.8 GW of installed capacity) and transmission (73,437 kilometers [km] of lines). After privatization in June 2022, the government now holds 10% of the voting rights (compared to 72% previously) and about 43% of the total shares (compared to 61% previously, directly and indirectly) of the company.

Ratings Classification Table

S&P Global Ratings	December 20, 2023	2

Press Release: Eletrobras‘ brAAA/brA-1+’ ratings reaffirmed; outlook remains stable

Certain terms used in this report, particularly certain adjectives used to express our view of the factors that are relevant to the ratings, have specific meanings assigned to them in our Criteria and should therefore be read in conjunction with those Criteria. See the Rating Criteria www.spglobal.com/ratings for more information. Detailed information is available to RatingsDirect subscribers at www.capitaliq.com. All ratings affected by this rating action are made available on S&P Global Ratings' public website at www.spglobal.com/ratings.

Criteria and Related Articles

Criteria

–	Environmental, social and governance principles in credit ratings, October 10, 2021.

–	Reflecting subordination risk in corporate entity issue ratings, March 28, 2018.

–	Methodology and assumptions: Liquidity Descriptors for Global Corporate Issuers, December 16, 2014.

–	Key Credit Factors for the Unregulated Power and Gas Industry, March 28, 2014.

–	Corporate Ratings Methodology, November 19, 2013.

–	Key Credit Factors for the Regulated Utility Industry, November 19, 2013.

–	Methodology: Credit factors related to management and governance for corporate entities, November 13, 2012.

–	Principles of credit ratings, February 16, 2011.

–	General Criteria: Group rating methodology, July 1, 2019.

–	Criteria | Corporations | General: Corporate methodology: Indexes and adjustments, April 1, 2019.

–	Methodology: Industry Risk, November 19, 2013.

–	Credit ratings methodology at the national and regional scales, June 8, 2023.

–	General Criteria: Country Risk Assessment Methodology and Assumptions, November 19, 2013.

–	Ratings of Government-Related Entities (GREs): Methodology and Assumptions, March 25, 2015.

Articles

–	Brazil ratings raised from ‘BB-’ to ‘BB’ after approval of tax reform; outlook stable, December 19, 2023

–	Sector and Industry Variables Report | General Criteria: Credit ratings methodology at national and regional scales, December 19, 2023

–	S&P Global Ratings Definitions

S&P Global Ratings	December 20, 2023	3

Press Release: Eletrobras‘ brAAA/brA-1+’ ratings reaffirmed; outlook remains stable

Issuer	Initial rating assignment date	Date of previous rating action
Centrais Elétricas Brasileiras S.A. – Eletrobras
Issuer Credit Rating
Brazilian National Scale – long term	April 25, 2019	June 15, 2022
Brazilian National Scale – short term	July 17, 2015	June 15, 2022

European Endorsement Status

The global scale credit rating(s) issued by S&P Global Ratings affiliates based in the following jurisdictions [To read more, visit Endorsement of Credit Ratings] have been endorsed in the European Union and/or the United Kingdom in accordance with the regulations applicable to Credit Rating Agencies (CRAs). Note: Endorsements for credit ratings on the global scale assigned to United States Public Finance are made when requested. To check the status of the credit rating endorsement, visit spglobal.com/ratings and search for the rated entity.

ADDITIONAL REGULATORY INFORMATION

Other services provided to the issuer

There are no other services provided to this issuer.

CREDIT RATING ATTRIBUTES AND LIMITATIONS

S&P Global Ratings uses information in its credit analyses from sources considered reliable, including those provided by the issuer. S&P Global Ratings does not perform audits or any due diligence processes or independent verification of information received from the issuer or third parties in connection with its credit rating processes or monitoring of assigned ratings. S&P Global Ratings does not verify the completeness and accuracy of the information it receives. The information provided to us may, in fact, contain inaccuracies or omissions that may be relevant to the rating credit analysis.

In connection with the analysis of these credit rating(s), S&P Global Ratings believes that there is sufficient information of satisfactory quality to enable it to have a credit rating opinion. The assignment of a credit rating to an issuer or issuance by S&P Global Ratings should not be viewed as a guarantee of the accuracy, completeness or timeliness of (i) the information on which S&P Global Ratings relied in connection with the credit rating or

(ii)  from the results that may be obtained through the use of the credit rating or related information.

SOURCES OF INFORMATION

In assigning and monitoring its ratings, S&P Global Ratings uses, depending on the type of issuer/issue, information received from issuers and/or their agents and directors, including audited financial statements for the Fiscal Year, quarterly financial information, corporate information, prospectuses and other materials offered, historical and projected information received during meetings with the issuers' management, as well as the reports of analysis of the economic-financial aspects (MD&A) and similar of the rated entity and/or its parent company. In addition, we use information in the public domain,

S&P Global Ratings	December 20, 2023	4

Press Release: Eletrobras‘ brAAA/brA-1+’ ratings reaffirmed; outlook remains stable including information published by securities regulators, the banking industry, insurance and other regulators, stock exchanges, and other public sources, as well as national and international market information services.

ISSUER RATINGS NOTICE

S&P Global Ratings' notice to issuers regarding the assigned rating is addressed in the “Notices to Issuer (including Appeals)” policy.

RATING REVIEW FREQUENCY

S&P Global Ratings' monitoring of its credit ratings is covered in:

–	Overview of the Credit Ratings Process (in the Rules, Procedures and Internal Controls section)

–	Monitoring Policy

POTENTIAL S&P GLOBAL RATINGS CONFLICTS OF INTEREST

S&P Global Ratings publishes the list of actual or potential conflicts of interest in the “Potential Conflicts of Interest” section, available at https://www.spglobal.com/ratings/pt.

LIMIT RANGE OF 5%

S&P Global Ratings Brasil publishes in its Reference Form, available at https://www.spglobal.com/ratings/pt/regulatory/content/disclosures, the names of the entities responsible for more than 5% of its annual revenues.

S&P Global Ratings' Presentation of Credit Ratings (PCR) information is published with reference to a specific date, effective on the date of the last published Credit Rating Action. S&P Global Ratings updates the regulatory information for a given Credit Rating to include any changes in such information only when a subsequent Credit Rating Action is posted. Therefore, the regulatory information presented in this report may not reflect changes that may occur during the period following the publication of such regulatory information, but which are not otherwise associated with a Credit Rating Action. Please note that there may be instances where the PCR reflects an updated version of the Ratings Model in use at the date of the last Credit Rating Action, although use of the updated Ratings Model has been deemed unnecessary to determine this Credit Rating Action. For example, this may occur in the case of event-driven reviews where the event being evaluated is considered irrelevant to applying the updated version of the Ratings Model. Please also note that, in accordance with applicable regulatory requirements, S&P Global Ratings evaluates the impact of material changes to the Ratings Models and, where appropriate, issues revised Credit Ratings if so required by the updated Ratings Model.

S&P Global Ratings	December 20, 2023	5

Press Release: Eletrobras‘ brAAA/brA-1+’ ratings reaffirmed; outlook remains stable

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S&P Global Ratings	December 20, 2023	6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.